FORM 4                                               OMB APPROVAL
                                                     -----------------------
[ ]  Check box if no longer subject                  OMB Number: 3235-0287
     to Section 16. Form 4                           Expires: January 31, 2005
     or Form 5 obligations may con-                  Estimated average burden
     tinue. See Instruction 1(b).                    hours per response----0.5


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C., 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                       Filed pursuant to Sec. 16(a) of the
               Securities Exchange Act of 1934, Sec. 17(a) of the
                   Public Utility Holding Company Act of 1935
              or Sec. 30(f) of the Investment Company Act of 1940.


------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting person* 2. Issuer Name and Ticker or Trading   5.Relationship of Reporting Person(s) to Issuer
                                            Symbol                                (Check all applicable)
Birner    Frederic WJ                       Birner Dental Management Svcs, Inc.
                                            (BDMS)                                 X   Director                     X  10% Owner
                                         ----------------------- --------------- ------                           -----
3801 E. Florida Ave. Ste 508             3. Date of Earliest Transaction
Denver    CO    80210                       (Month/Day/Year)                       X    Officer (give title below)      Other
                                                                                 ------                           -----
                                            04/30/2003                                  Chairman of the Board, CEO
                                         -------------------------------------------------------------------------------------------
                                                                                6. Individual or Joint/Group Filing
                                         4. If Amendment, Date Original Filed
                                            (Month/Day/Year)                     __X__  Form filed by One Reporting Person

                                                                                 _____  Form filed by More than One Reporting
                                                                                        Person
-----------------------------------------------------------------------------------------------------------------------------------



                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Transaction    3. Transaction    4. Securities Acquired (A)5.Amount of      6. Ownership       7.Nature of
   (Instr. 3)            Date              Code (Instr.8)    or Disposed of (D) ;     Securities        Form: Direct (D)  Indirect
                         Month/Day/Year)                     (Instr. 3, 4,and 5)      Beneficially      or Indirect (I)   Beneficial
                                                                                      Owned at end of   Instr. 4)         Ownership
                                                                                      Month (Instr. 3                    (Instr. 4)
                                                                                      and 4)
--------------------- ---------------- ---------------- ------------------------------   ----------   -----------     -----------

                                          Code      V   Amount   (A) or (D)   Price
--------------------- ---------------- ---------- ----- -------- ----------- ----------  ----------   -----------     -----------
Common Stock                                                                               195,365          D

--------------------- ---------------- ---------- ----- -------- ----------- ---------   ----------   -----------     -----------
Common Stock                                                                                 2,125         I           By Wife

--------------------- ---------------- ---------- ----- -------- ----------- ---------   ----------   -----------     -----------

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder. Report on a separate line for each class of securities beneficially owned directlyor indirectly.


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                                                 (Over)


                  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                          (eg., puts, calls, warrants, options, convertible securities)

------------ ---------- ------------ ----------- ------------ ---------------------- ---------------------
1. Title of  2.Conver-  3. Transac-  3A          4. Transac- 5. Number of 6. Date Exercisable    7. Title and Amount
Derivative   sion or    tion Date    Deemed      tion Code   Derivative   and Expiration         of Underlying
Securitiy    Exer-      (Month/Day/  Execution   (Instr. 8)  Securities   Date (Month/Day/       Securities
(Instr. 3)   cise Price Year)        Date,                   Acquired (A) Year)                  (Instr. 3 and 4)
             of Deriva-              if any                  or Disposed
             tive                    (Month/                 of (D)
             Security                Day/                    (Instr. 3,
                                     Year)                   4, and 5)
------------ ---------- ------------ ----------- ----------- ------------ ----------  ---------- ---------- ---------
                                                                          Date        Expira-      Title    Amount or
                                                                          Exer-       tion Date             Number of
                                                                          cisable                           Shares
------------ ---------- ------------ ----------- ------- --- --- -------- --------    ---------- ---------- ---------
                                                  Code    V  (A)    (D)
------------ ---------- ------------ ----------- ------- --- --- -------- --------    ---------- ---------- ---------
Warrants
(right to buy)  $5.06                                                                 02/11/07  Common Stock
------------ ---------- ------------ ----------- ------- --- --- -------- --------    ---------- ---------- ---------
Stock Options
(right to buy)  $11.68                                                                01/02/08  Common Stock
------------ ---------- ------------ ----------- ------- --- --- -------- --------    ---------- ---------- ---------
Stock Options
(right to buy)  $21.45                                                                10/07/03  Common Stock
------------ ---------- ------------ ----------- ------- --- --- -------- --------    ---------- ---------- ---------
Stock Options
(right to buy)  $34.12   04/30/03    04/30/03       E             2,500  04/30/1999   04/30/03  Common Stock   2,500
------------ ---------- ------------ ----------- ------- --- --- -------- --------    ---------- ---------- ---------



Table II (continued)
------------ ---------- ---------- ------------ ------------
1. Title of  8. Price   9. Number  10. Owner-   11. Nature
Derivative   of         of Deriva- ship of De-  of
Securitiy    Derivative tive       rivative     Indirect
(Instr. 3)   Security   Securi-    Security;    Beneficial
             and        ties       Direct (D)   Ownership
             (Instr.5)  Benefi-    or           (Instr. 4)
                        cially     Indirect
                        Owned at   (I)
                        end of     (Instr. 4)
                        Month
                        (Instr. 4)
------------ ---------- ----------- ----------- ------------
Warrants
(right to buy)            10,000         D
------------ ---------- ----------- ----------- ------------
Stock Options
(right to buy)            33,334         D
------------ ---------- ----------- ----------- ------------
Stock Options
(right to buy)             2,500         D
------------ ---------- ----------- ----------- ------------
Stock Options
(right to buy)       0         0         D
------------ ---------- ----------- ----------- ------------

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


Explanation of Responses:




                       /s/ Frederic WJ Birner                 April 30, 2003
                       ----------------------------           ---------------
                       **   Signature of Reporting Person     Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.